UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2023

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On July 27, 2023, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2023, the declaration of a dividend for the quarter ended June 30, 2023, and dividend guidance for the next two quarters. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance as to dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect the Bank or its members, instability in the credit and debt markets, economic conditions including adverse employment trends, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations or other events, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated July 27, 2023
104	Cover Page Interactive Data File (formatted as inline XBRL)

**Signature(s)**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: July 27, 2023   By: /s/ Virxhini Gjonzeneli

                                                    Virxhini Gjonzeneli

                                                    Executive Vice President and Chief Financial Officer



FHLBank
Chicago

Exhibit 99.1

FHLBank Chicago Announces Q2 2023 Financial Highlights and Declares Dividend

July 27, 2023

To Our Members:

We are pleased to announce that, based on our preliminary financial results for the second quarter of 2023, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBank Chicago) declared a dividend of 8% (annualized) for Class B1 activity stock. FHLBank Chicago pays a higher dividend per share on your activity stock compared to membership stock to recognize your support of the cooperative through the use of our products*. We expect to maintain a dividend of at least 8% (annualized) for Class B1 activity stock for the third and fourth quarters of 2023, based on current projections and assumptions regarding our financial condition. We are providing this information to assist you in planning your activity with us.

Based on our preliminary financial results for the second quarter of 2023, the Board of Directors of FHLBank Chicago declared a dividend of 5% (annualized) for Class B2 membership stock.

For second quarter 2023, we expect to report net income of $167 million when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited financial results, details on the dividend payments, and our second quarter financial highlights are provided at the end of this letter.

Telling Our Story

Many of you participated in the Federal Housing Finance Agency (FHFA) review of the FHLBank System, which concluded this past March. We expect the FHFA's report will be released this September and will include recommendations focused on our important role in support of affordable housing and community development. Throughout this process, we remained committed on furthering our mission to promote homeownership and community development by serving you and your communities, and we look forward to hearing the FHFA's recommendations.

In our recently published inaugural FHLBank Chicago 2022 Impact Report and the FHLBank System's 2022 Corporate Responsibility Report, we highlighted our commitment through your stories that showcase innovation, adaptability, and resilience in service of our mission to housing, small business lending, and community development in the diverse communities our members serve across the country. I encourage you to not only read these reports but also continue to share how you are making a difference in your community with us. Visit fhlbc.com and share those moments with us so we can celebrate and elevate the great accomplishments we make together.



FHLBank Chicago

Supporting Housing and Your Communities

Homeownership can represent an unparalled opportunity for wealth-building for families and communities. However, rising interest rates and housing costs increasingly render homeownership out of reach for many very low to moderate-income households throughout Illinois and Wisconsin. Given the high-cost environment, we've seen record usage of our Downpayment Plus® (DPP®) program so far in 2023, which offers down payment and closing cost assistance to help members' income-eligible customers achieve homeownership. During the first six months of 2023, we have awarded $22 million in down payment assistance and have set aside $21 million to be awarded in the second half of the year. Aside from down payment assistance, many homebuyers face barriers beyond cost, including a need for financial literacy, credit repair, and other homebuyer readiness support. Homebuyer education and counseling helps break down these barriers to facilitate sustainable homeownership. To this end, we have committed $1 million each to both the Illinois Housing Development Authority (IHDA) and Wisconsin Housing and Economic Development Authority (WHEDA) in 2023 to assist housing counseling agencies in Illinois and Wisconsin in expanding services to minority and very low to moderate-income homebuyers in need. This will be administered through our Community First® Housing Counseling Resource Program.

Expanding Our Value Proposition

Rising funding costs and compressed net interest margins continue to be a couple of the biggest challenges facing our membership. Announced in April 2023, our Savings Amidst Volatile Environment (S.A.V.E.) Advance gives members a one-time opportunity to receive a 10 basis point discount on advances up to $5 million with more flexibility around structure, tenor, and capitalization requirements than previous advance specials. This was created as a way to reduce the stress caused by a volatile economic environment and pass the benefit on to your customers. If you haven't already, your institution can execute this special until October 31, 2023.

Staying Engaged

We want to take a moment to remind you of our upcoming 2023 Director Election taking place this year and the importance of letting your voice be heard through voting. In September, we will send ballots to the officer in your organization designated for voting in the election. We recommend that you white list "noreply@directvote.net" in your email system so that the voting ballot is not inadvertently blocked.

Lastly, it was great seeing many of you at our recent FHLBank Insurance Conference this past June in Chicago. We look forward to seeing many of you at our FHLBank Chicago Management Conference this August 3–4. We hope you find these marquee events an excellent value-add to your membership with us.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson
President and CEO



Second Quarter Dividend and Financial Highlights

On July 27, 2023, the Board of Directors of FHLBank Chicago declared a dividend of 8% (annualized) for Class B1 activity stock and a dividend of 5% (annualized) for Class B2 membership stock based on preliminary financial results for the second quarter of 2023. The dividend for the second quarter of 2023 will be paid by crediting your DID account on August 15, 2023. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Selected financial data is below. For more details, please refer to the Condensed Statements of Condition and Condensed Statements of Income. The financial results discussed are preliminary and unaudited. We expect to file our Form 10-Q with the SEC next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- Advances outstanding increased to $79.6 billion at June 30, 2023, compared to $66.3 billion at December 31, 2022, attributable to increased borrowings from our depository institutions.

- MPF loans held in portfolio remained steady at $10.5 billion at June 30, 2023, compared to $10.2 billion at December 31, 2022.

- Total investment securities increased to $25.9 billion at June 30, 2023, compared to $22.1 billion at December 31, 2022, primarily attributable to an increase in investment in GSE mortgage-backed securities and U.S. treasuries.

- Total liquid assets decreased to $19.9 billion at June 30, 2023, compared to $27.5 billion at December 31, 2022. We intend to maintain a sufficient pool of liquidity to support anticipated member demand for advances and letters of credit.

- Total assets increased to $136.7 billion as of June 30, 2023, compared to $126.9 billion as of December 31, 2022.

- Letters of credit commitments increased to $13.1 billion at June 30, 2023, compared to $10.8 billion at December 31, 2022, attributable to increased usage from our members for public unit deposits.

- We recorded net income of $167 million in the second quarter of 2023, up $76 million compared to the second quarter of 2022. The increase was primarily due to increased returns on our liquid assets as interest rates rose compared to the prior period.

- In the second quarter of 2023, noninterest income was $0 million, a decrease of $5 million when compared to a $5 million gain for the second quarter of 2022, primarily driven by unrealized losses in our trading portfolio.

- We remained in compliance with all of our regulatory capital requirements as of June 30, 2023.



FHLBank Chicago

*The higher dividend received on Class B1 activity stock has the effect of enhancing the benefits of using the Bank by lowering the cost on advances by an estimated 13.07 basis points (bps), reducing the fee on letters of credit by an estimated 0.29 bps, and improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold by an estimated 7.50 bps. (These estimates reflect the Class B1 activity stock dividend as a reduction to the assumed advance rate or letters of credit (LC) fee, or as an enhancement to the MPF Traditional products average yearly return, based on a dividend rate of 8% for Q2 2023, an opportunity cost of buying stock (estimated to be 4.987% for advances and LCs, the average Effective Federal Funds Rate during Q2 2023, and 4.13% for MPF Traditional products, the 5-Year Treasury yield as of 6/30/2023), and 4.50%, 0.10%, and 2.00% capitalization, for advances, LCs, or MPF Traditional products, respectively. This is for illustration purposes only.)

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance as to dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect us or members, instability in the credit and debt markets, economic conditions including adverse employment trends, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to retain and recruit qualified personnel, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com and through the SEC's reporting website. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are registered trademarks of the Federal Home Loan Bank of Chicago.


FHLBank Chicago

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2023	December 31, 2022	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 19,904	$ 27,548	(28)%
Investment debt securities	25,933	22,134	17 %
Advances	79,569	66,288	20 %
MPF Loans held in portfolio, net of allowance for credit losses	10,533	10,160	4 %
Other	753	723	4 %
Assets	$ 136,692	$ 126,853	8 %
Consolidated obligation discount notes	$ 43,757	$ 59,531	(26)%
Consolidated obligation bonds	82,310	58,116	42 %
Other	2,371	1,741	36 %
Liabilities	128,438	119,388	8 %
Capital stock	3,536	2,989	18 %
Retained earnings	4,771	4,564	5 %
Accumulated other comprehensive income (loss)	(53)	(88)	(40)%
Capital	8,254	7,465	11 %
Total liabilities and capital	$ 136,692	$ 126,853	8 %
Member standby letters of credit - off balance sheet	$ 13,053	$ 10,750	21 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended June 30,			Six months ended June 30,		
	2023	2022	Change	**2023**	2022	Change
Interest income	$ 1,903	$ 357	433 %	$ 3,485	$ 584	497 %
Interest expense	(1,649)	(203)	712 %	(3,009)	(275)	994 %
Net interest income	254	154	65 %	476	309	54 %
Reversal of (provision for) credit losses	—	—	— %	—	(1)	100 %
Net interest income after reversal of (provision for) credit losses	254	154	65 %	476	308	55 %
Noninterest income (loss)	—	5	(100)%	(4)	15	(127)%
Noninterest expense	(67)	(58)	16 %	(126)	(116)	9 %
Income before assessments	187	101	85 %	346	207	67 %
Affordable Housing Program assessment	(20)	(10)	100 %	(36)	(21)	71 %
Net income	$ 167	$ 91	84 %	$ 310	$ 186	67 %
Average interest-earning assets	$ 145,512	$ 101,537	43 %	$ 139,423	$ 100,601	39 %
Net interest income yield on average interest-earning assets	0.70 %	0.61 %	0.09 %	0.68 %	0.61 %	0.07 %